Exhibit 21.1

Subsidiaries of Informatica Inc.*

Subsidiary Name                    Jurisdiction of Incorporation
Informatica Ireland EMEA Unlimited Company         Ireland

Informatica LLC                     Delaware

Informatica Business Solutions Pvt. Ltd.             India

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Informatica Inc are omitted because, considered in the aggregate,they would not constitute a significant subsidiary as of the end of the year covered by the report.